MANAGEMENT DISCUSSION AND ANALYSIS FOR

THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2021 AND 2020

i

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INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red Metal Resources Ltd. (the “Company” or “Red Metal”), has been prepared by management, in accordance with the requirements of National Instrument 51-102 as of December 23, 2021, and should be read in conjunction with unaudited condensed consolidated financial statements for the three and nine months ended October 31, 2021, and the related notes contained therein which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in National Instrument 51-102.  Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com and the Company’s website at http://www.redmetalresources.com.

All financial information in this MD&A has been prepared in accordance with GAAP and all dollar amounts are quoted in United States dollars, the reporting and functional currency of the parent Company, unless specifically noted. The functional currency for the Company’s Chilean subsidiary is the Chilean peso.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this MD&A may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this MD&A, the Company's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•expectations regarding revenue, expenses and operations;

•the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;

•expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;

•expectations regarding drill programs and potential impacts thereof;

•expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•treatment under applicable governmental regimes for permitting and approvals; and

•key personnel continuing their employment with the Company. See “Risk Factors”.

Such forward-looking statements are based on a number of material factors and assumptions, and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to mine, process and sell mineral products on economically favourable terms.

While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this MD&A. Forward-looking statements are based upon management's beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

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Investors are cautioned against placing undue reliance on forward-looking statements.

COMPANY OVERVIEW

Background

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005, as Red Lake Exploration, Inc. On August 27, 2008, the name of the Company was changed to Red Metal Resources Ltd. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed and received a receipt for a final non-offering prospectus with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol “RMES” as of market open on November 25, 2021, and the Company automatically became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF”.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 700 - 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company, under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this MD&A the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile with the objective to explore and, if warranted, develop mineral properties. All of the Company’s mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. In addition to holding these active properties, as an exploration company, the Company periodically stakes, purchases or options claims to allow time and access to fully consider the geological potential of claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totaling 1,234 hectares.

Consistent with the Company’ historical practices, the Company’s management continues to monitor its costs in Chile by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this MD&A, Polymet has two employees and engages independent consultants on as needed basis. Most of the Company’s support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile has a well-trained and qualified mining workforce from which to draw and few early-stage companies such as Red Metal are competing for the available resources, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

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OVERVIEW OF MINERAL PROPERTIES

As of the date of this MD&A the Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property (see Figure 1 below)

Figure 1: Location and access to active properties (accessible by road from Vallenar)

Table 1: Active Properties

Property	Percentage, type of claim	Hectares
Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azúcar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234

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Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a)  Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Carrizal Property - Farellón And Perth Projects

Property Description and Location

The Carrizal Property is located approximately 700 km north of Chile’s capital city of Santiago, in Region III, referred to as the “Region de Atacama”. The Carrizal Property lies within the Carrizal Alto Mining District, straddling the border between Huasco and Copiapo provinces, approximately 75 km northwest of the City of Vallenar, 150 km south of Copiapo, and 20 km west of the Pan-American Highway. The centre of the Carrizal Property is situated at coordinates 308750 mE and 6895000 mN (PSAD56 UTM Zone 19, Southern Hemisphere).

The Carrizal Property has historically been subdivided into two separate projects, namely the Perth and Farellón project areas, representing roughly the northern and southern halves of the Carrizal Property, respectively. The Carrizal Property consists of 21 mining concessions (“mensuras”). The Carrizal Property covers a total area of 3,278 hectares (2,044 ha in the Perth Project and 1,234 ha in the Farellón Project) (Figure 2).

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Figure 2 - Location of the Farellón and Perth projects claim blocks of the Carrizal Property, Region III, Region de Atacama, northern Chile

Accessibility

The Carrizal Property is readily accessible from the City of Vallenar, Chile, via both paved and well-maintained dirt roads. Access is primarily gained by taking the Pan-American highway (Ruta 5) north from Vallenar to the Carrizal turn-off (approximately 20 km north). From the turn-off, a well-maintained dirt road runs to the CMP Cerro Colorado iron mine and continues to Canto del Agua and towards Carrizal Alto. From this route, a dirt side road then leads directly to the Carrizal Property (Figure 1).

Title/Interest

The Company owns all of the concessions in the Carrizal Property, through right of title.

Surface Rights and Legal Access

The surface rights of the Carrizal Property are owned by the Chilean government; however, if the Carrizal Property is developed and mined at a later date, the surface rights will need to be secured as part of the permitting process. Surface rights are rented to mines for the life of the mine by the Chilean government and claim holders have legal unimpeded access to their pedimentos and mensuras.

Other Land Tenure Agreements

There are pre-existing Net Smelter Return Royalties (“NSR”) on the properties as outlined in Table 2 below and there are no other known land tenure agreements regarding the Carrizal Property. To date, all mining concessions that comprise the Carrizal Property have been surveyed by the Chilean government.

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Table 2 - Pre-existing NSRs on various concessions, Carrizal Property

Concession Name	Concession Type	Concession Number	NSR (%)	Buy Back	NSR2* (%)
Southern claim block (Farellón)
Farellón Alto 1 - 8	Mensura	033030156-2	1.5*	600,000	1.5
Cecil 1 - 49	Mensura	033030329-8			2.5
Azúcar 6 - 25	Mensura	033030342-5			2.5
Kahuna 1 - 40	Mensura	033030360-3			2.5
Stamford 61 - 101	Mensura	033030334-4			2.5
Teresita	Mensura	033030361-1			2.5
Quina 1 - 56	Mensura	033030398-0	1.5*	1,500,000	1.5
Exeter 1 - 54	Mensura	033030336-0	1.5*	750,000	1.5
Northern claim block (Perth)
Perth 1 - 36	Mensura	033030383-2			2.5
Rey Arturo 1 - 30	Mensura	033030638-6			2.5
Lancelot 1 1 - 27	Mensura	033022832-6			2.5
Galahad IA 1 - 44	Mensura	03201D252-K			2.5
Camelot 1 - 53	Mensura	03201D253-8			2.5
Percival 4 1 - 60	Mensura	03201D256-2			2.5
Tristan II A 1 - 55	Mensura	03201D264-3			2.5
Galahad IB 1 - 3	Mensura	03201D55-4			2.5
Tristan II B 1 - 4	Mensura	03201D251-1			2.5
Merlin IB 1 - 10	Mensura	033030691-2			2.5
Merlin A 1 - 48	Mensura	033030692-0			2.5
Lancelot II 1 - 23	Mensura	033030690-4			2.5
Galahad IC	Mensura	03201D254-6			2.5

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements”), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa (each a “Royalty Holder”) for total aggregate consideration of $5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law in part due to the current COVID restrictions preventing the parties from executing the agreement under applicable Chilean Law. Upon finalization according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below located in Chile (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable as soon as Polymet initiates or restarts the operation, exploitation, and consequent sale of mineral and other materials from the Properties.

Table 3 – Net Smelter Returns Royalty to be paid (%)

Property	Richard Jeffs, Major Shareholder(1)	Caitlin Jeffs, CEO and Director(1)	Joao da Costa, CFO and Director(1)	Cecilia Alday	David Mitchell	Minera Stamford S.A.
Farellon Alta 1 - 8(2)	0.75	0.45	0.30	1.5
Cecil 1 - 49	1.25	0.75	0.50
Azúcar 6 - 25	1.25	0.75	0.50
Kahuna 1 - 40	1.25	0.75	0.50
Stamford 61 - 101	1.25	0.75	0.50
Teresita	1.25	0.75	0.50
Quina 1 - 56 (3)	0.75	0.45	0.30		1.5
Exeter 1 - 54(4)	0.75	0.45	0.30			1.5
Perth 1 - 36	1.25	0.75	0.50
Rey Arturo 1 - 30	1.25	0.75	0.50
Lancelot II 1 - 40	1.25	0.75	0.50
Lancelot 1 1 - 27	1.25	0.75	0.50
Merlin IB 1 - 10	1.25	0.75	0.50
Merlin I A 1 - 48	1.25	0.75	0.50

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Tristan II B 1 - 4	1.25	0.75	0.50
Galahad IA 1 - 44	1.25	0.75	0.50
Camelot 1 - 60	1.25	0.75	0.50
Galahad I C 1 - 60	1.25	0.75	0.50
Tristan II A 1 - 60	1.25	0.75	0.50
Galahad I B 1 - 3	1.25	0.75	0.50
Percival 4 1 - 60	1.25	0.75	0.50

Notes:

(1)Each of the NSR's to Richard Jeffs, Caitlin Jeffs and Joao da Costa will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per Royalty Holder will be paid. Pursuant to Chilean law, this agreement is not fully complete until registered against the land title in Chile.

(2)Farellon Alto 1 – 8 is subject to a royalty in favour of Cecilia Alday Limitada equal to 1.5% of the net smelter return that Polymet receives from the property to a maximum of $600,000. The royalty is payable monthly and is subject to a monthly minimum of $1,000 when Red Metal starts selling any minerals it extracts from the property.

(3)Red Metal has the right to buy out the royalty for a one-time payment of $1,500,000.

(4)Red Metal has the right to buy out the royalty for a one-time payment of $750,000.

Environmental Liabilities

There are no known environmental liabilities within the Carrizal Property. The Company has not applied for any environmental permits on the Carrizal Property and has been advised that none of the exploration work completed to date requires an environmental permit. For all exploration work in Chile, any damage done to the land must be repaired.

The Llanos de Challe National Park, which was created in July 1994, covers the southern 750 m of the Farellón 1-8 concession. According to the Mining Code of Chile, to mine or complete any exploration work within the park boundaries, the Company will be required to get written authorization from the Chilean government.

MATEO PROPERTY

Property Description and Location

The Mateo Property is composed of five mineral concessions covering 182 hectares in the III Region of Chile, Region de Atacama. The Mateo Property is situated 10 kilometres east of the City of Vallenar with the highest point at approximately 1,050 metres above sea level. The Mateo property is located close to power, water, and the urban centre of Vallenar, with a readily available mining workforce.

Accessibility

The Mateo Property is easily accessible year-round via a well-used road from Vallenar. The road crosses through the middle of the west half of the property and along the southern border of the east half of the property.

Geology and Mineralization

The Mateo Property is located within the brittle-ductile north-south-trending Atacama Fault System that is known to host many of the major deposits in the Candelaria IOCG belt. Known mineralization is hosted in an andesitic volcaniclastic sequent assigned to the Bandurrias Formation. Widespread iron oxide and skarn style alteration indicate an IOCG mineralizing system further supported by significant amounts of economic grade mineralization found in six historic artisanal mines on the property. Mineralization is found in mantos, veins and breccias.

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Recommended Plan of Exploration and Development

Based on the positive results from the multiple exploration programs on the Farellón Project area, the Company has planned further exploration in two phases. The first phase will consist of a 3,000 m drilling program to test the primary mineralization at depth that has thus far only been intersected in a few drill holes, and determine the potential of the cobalt mineralization in the sulfide zone. If the first phase continues to return positive results, a second phase 20,000 m drilling program would be conducted in order to test down to 400 m depth with enough intercepts to complete an initial mineral resource estimate. The Company has budgeted that first phase will cost approximately $498,000, and the second phase is budgeted at approximately $5,202,000.

Capital Resources

The Company’s ability to acquire and explore its Chilean claims is subject to the Company’s ability to obtain the necessary funding. The Company’s management expects to raise funds through any combination of debt financing and/or sale of its securities. The Company has no committed sources of capital. If management is unable to raise funds as and when needed, the Company may be required to curtail, or even to cease, its operations.

Contingencies and Commitments

The Company had no contingencies at October 31, 2021.

As of the date of this MD&A, the Company has the following long-term contractual obligations and commitments, notwithstanding $1,371,541 the Company owes to its related parties under notes and amounts payable that are due on or after January 31, 2023 (as amended), and $116,272 in Chilean withholding taxes payable:

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of $600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of $1,000 per month.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of $100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately $35,000 per annum.

QUALIFIED PERSON

Caitlin Jeffs, P. Geo., President and Chief Executive Officer of the Company, is a “qualified person” as defined by NI 43-101 - Standards of Disclosure for Mineral Projects and has reviewed and approved, or has prepared, as applicable, the disclosure of the scientific and technical information contained in this document.

SELECTED FINANCIAL INFORMATION

Table 4. Comparison of financial condition

	Nine months Ended October 31, 2021	Year ended January 31, 2021
Comprehensive loss	$728,653	$155,045
Net loss per share - basic and diluted	$(0.01)	$0.00
Total assets	$1,554,302	$777,678

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RESULTS OF OPERATIONS

During the three-month period ended October 31, 2021, the Company reported a net loss of $181,936 as compared to net income of $6,725 the Company incurred during the three-month period ended October 31, 2020. The Company’s total operating expenses during the three-month period ended October 31, 2021, were $158,617, an increase of $71,945 as compared to $86,672 the Company reported for the three-month period ended October 31, 2020. The largest component of operating expenses, which contributed to increased expenses, was associated with advertising and promotional activities included in general and administrative expenses, which, for the three-month period ended October 31, 2021, amounted to $30,886, $Nil for the three-month period ended October 31, 2020. The other factors contributing to the increase in operating expenses were associated with increased consulting fees which, for the three-month period ended October 31, 2021, amounted to $43,121, an increase of $20,595 as compared to the three-month period ended October 31, 2020, and with $53,025 the Company incurred in professional fees, which increased by $10,520, from $42,505 the Company incurred during the three-month period ended October 31, 2020. The Company’s salary, wages and benefits increased by $7,943, to $15,841 for the three-month period ended October 31, 2021, and regulatory expenses increased by $2,071 to $4,579.

In addition to the regular business operating expenses, the Company’s overall net loss for the three-month period ended October 31, 2021, was effected by $24,015 in interest payable on the notes payable the Company issued to its related parties (2020 - $20,586), which was in part offset by $696 gain on foreign exchange fluctuations (2020 - $909 loss). During the three-month period ended October 31, 2020, the Company entered into an agreement with its former legal representative in Chile (the “Debt Holder”) whereby the Debt Holder agreed to forgive the amounts the Company owed him for unpaid salaries, being $127,277 (101,385,974 pesos), and $25,487 (20,302,303 pesos) the Company owed under 8% note payable, in exchange for a $40,000 payment, of which $25,000 the Company paid on August 10, 2020, and $15,000 on September 9, 2021. The transaction resulted in $114,892 forgiveness of debt. The Company did not have similar transactions during the three-month period ended October 31, 2021.

During the nine-month period ended October 31, 2021, the Company reported a net loss of $627,484 as compared to net loss of $18,415 the Company incurred during the nine-month period ended October 31, 2020. The Company’s total operating expenses during the nine-month period ended October 31, 2021, were $555,648, an increase of $406,291 as compared to $149,357 the Company reported for the nine-month period ended October 31, 2020. The largest factor that contributed to the increase in operating expenses was attributed to $114,232 increase in professional fees, which increased to $177,701 during the nine-month period ended October 31, 2021, as compared to $63,469 the Company incurred during the nine-month period ended October 31, 2020. This increase was mainly associated with legal fees required to assist the Company with preparing the documents required for continuation from Nevada to British Columbia and to carry out an Annual Special Meeting of the Company’s shareholders, to assist the Company with listing its common shares on the CSE through a filing of non-offering prospectus (the “Prospectus”), and other day-to-day legal advice. The Company’s mineral and exploration expenses increased by $93,017, from $4,250 incurred during the nine-month period ended October 31, 2020, to $97,267 incurred during the nine-month period ended October 31, 2021. The higher mineral exploration expenses during the nine-month period ended October 31, 2021, were associated with the payment of 2020/21 and 2021/22 property taxes on all Company’s mineral exploration projects, as well as with the costs to prepare the Farellon Alto 1-8 concession for the drilling program planned for the Company’s  Fiscal 2022 and 2023.

During the nine-month period ended October 31, 2021, the Company incurred $112,210 in consulting fees to its management, the companies controlled by them, and to external consultants (2020 - $22,526). The Company’s regulatory fees increased by $17,548, or 130.2%, from $13,479 incurred during the nine-month period ended October 31, 2020, to $31,027 incurred during the nine-month period ended October 31, 2021. The higher regulatory fees during the current period were associated with the extra filing and regulatory fees associated with the Unit and Receipt Offerings, as well as with the filing of the Prospectus.

The Company’s general and administrative expenses increased by 347.6%, or $73,030 to $94,040 during the nine-month period ended October 31, 2021, as compared to $21,010 incurred during the comparative period ended October 31, 2020. The increase was associated mostly with the Company’s investor relation activities and administrative expenses of $70,215 and $9,692, respectively (2020 - $Nil and $12,686), and with increased value added tax, which, for the nine-month period ended October 31, 2021, totaled $3,879 (2020 - $596). In addition, the Company spent $4,287 on its office expenses, $3,348 on automobile expenses and $2,462 on bank charges (2020 -

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$3,303, $2,195 and $1,955, respectively).

The salaries paid to the staff employed through the Company’s Chilean subsidiary increased by $10,036, or 48.5% to $30,714 from $20,678 incurred during the nine-month period ended October 31, 2020.

In addition to the regular business operating expenses, the Company’s overall net loss for the nine-month period ended October 31, 2021, was effected by $69,918 in interest payable on the notes payable the Company issued to its related parties (2020 - $57,446), which was further increased by $1,918 loss on foreign exchange fluctuations (2020 - $840).

During nine-month period ended October 31, 2020, the Company recorded $189,228 gain resulting from debt forgiveness, which constisted of (i) $74,336 reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws, and (ii) forgiveness of $114,892 the Company owed its former legal representative in Chile (the “Debt Holder”), whereby the Debt Holder agreed to forgive the amounts the Company owed him for unpaid salaries, being $127,277 (101,385,974 pesos), and $25,487 (20,302,303 pesos) the Company owed under 8% note payable, in exchange for $40,000, of which $25,000 the Company paid on August 10, 2020, and $15,000 on September 9, 2021. The Company did not have similar transactions during the nine-month period ended October 31, 2021.

Summary of Quarterly Results

Results for the most recently completed financial quarters are summarized in the tables below:

Table 5. Summary of quarterly results

Period ended	Net and comprehensive income/(loss)	Income/(loss) per share; basic and diluted
October 31, 2021	$(231,709)	$(0.00)
July 31, 2021	$(352,160)	$(0.01)
April 30, 2021	$(144,784)	$(0.00)
January 31, 2021	$(153,855)	$(0.00)
October 31, 2020	$(2,882)	$(0.00)
July 31, 2020	$(27,311)	$(0.00)
April 30, 2020	$29,003	$0.00
January 31, 2020	$(163,965)	$(0.00)

Liquidity and Capital Resources

As of October 31, 2021, the Company had a cash balance of $840,859 of which $785,634 was held in trust until listing of the Company’s shares of the common stock on the CSE, which was completed subsequent to October 31, 2021, on November 25, 2021. The Company’s working capital was represented by a deficit of $70,536 and cash used in operations totaled $455,819 for the period then ended.

The Company did not generate cash flows from its operating activities to satisfy the cash requirements for the nine-month period ended October 31, 2021. The amount of cash that the Company have generated from its operations to date is significantly less than its current and long-term debt obligations, including the debt under long-term notes and advances payable to related parties. To service the Company’s debt, management relies mainly on attracting cash through debt or equity financing.

Transactions with Related Parties

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

During the nine-month periods ended October 31, 2021 and 2020, the Company had the following transactions with related parties:

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Table 6. Related Party Transactions

	Nine months ended October 31,
	2021	2020
Consulting fees to a company owned by CFO	$36,058	$-
Consulting fees to a company controlled by CEO	36,058	-
Consulting fees paid or accrued to a company controlled by VP of Finance	12,906	-
Prepaid consulting fees paid to a company controlled by VP of Finance	11,879	-
Legal fees paid to a company controlled by a director	16,876	-
Rent fees accrued to a company controlled by directors	7,212	-
Total transactions with related parties	$120,989	$-

The following amounts were due to related parties as at:

Table 7. Amounts due to Related Parties

	October 31, 2021	January 31, 2021
Due to a company owned by an officer (a)	$-	$17,481
Due to a company controlled by directors (a)	12,714	12,731
Due to the Chief Executive Officer (“CEO”) (a), (b)	3,202	27,543
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,000	8,042
Due to a major shareholder (a), (b)	2,500	2,500
Due to a company controlled by a director (a)	874	2,217
Total due to related parties	$20,290	$70,514

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $1,500, CFO agreed to acquire the NSR for $1,000, and the major shareholder agreed to acquire the NSR for $2,500.

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As such, the following amounts were reclassified to long-term debt:

Table 8. Amounts due to Related Parties Reclassified from Current to Long-term

October 31, 2021
Due to a company owned by an officer (c)	$63,237
Due to a company controlled by directors (c)	13,687
Due to a company controlled by a director (c)	68,435
Total due to related parties	$145,359

(c)Amounts are unsecured, bear no interest, and are payable on or after January 31, 2023.

The following amounts were due under the notes payable the Company issued to related parties:

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Table 9. Long-term Related Party Notes Payable

	October 31, 2021	January 31, 2021
Note payable to CEO (d)	$636,467	$581,233
Note payable to CFO (d)	11,018	10,380
Note payable to a company controlled by directors (d)	443,577	378,449
Note payable to a major shareholder (d)	135,120	123,355
Total notes payable to related parties	$1,226,182	$1,093,417

(d)The notes payable to related parties are based on Level 2 inputs in the ASC 820 fair value hierarchy. The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

During the three-month period ended October 31, 2021, the Company accrued $24,015 (October 31, 2020 - $20,568) in interest expense on the notes payable to related parties.

During the nine-month period ended October 31, 2021, the Company accrued $69,918 (October 31, 2020 - $56,457) in interest expense on the notes payable to related parties.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Table 10. Share Data

Type	Amount	Conditions
Common shares	51,557,959	Issued and outstanding
Warrants	3,849,668	Exercisable into 3,849,668 common shares at a price of CAD$0.20 per share until May 17, 2023
Broker Warrants	149,310	Exercisable into 149,310 common shares at a price of CAD$0.20 per share until May 17, 2023
Warrants	6,460,872

Issued as part of subscription receipts; exercisable into 6,460,872 common shares at a price of CAD$0.30 per share until November 22, 2022, and at a price of CAD$0.60 during the period from November 23, 2022 to November 22, 2023

Broker Warrants	228,389

Issued as part of offering of subscription receipts to certain finders; exercisable into 228,389 common shares at a price of CAD$0.30 per share until November 22, 2022, and at a price of CAD$0.60 during the period from November 23, 2022 to November 22, 2023

Stock options	1,700,000	Exercisable into 1,700,000 common shares at a price of CAD$0.25 per share until November 24, 2026
Stock options	50,000	Exercisable into 50,000 common shares at a price of CAD$0.25 per share until November 24, 2026; these options vest quarterly over a period of 12 months beginning on February 24, 2022
	63,996,198	Total shares outstanding (fully diluted)

Private Placement

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of CAD$0.15 per unit (each a “Unit”) for gross proceeds of $477,982 (CAD$577,450) (the “Unit Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of CAD$0.20 per common share for a period of 24 months from the date of issue. The Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of CAD$0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the Warrants must be exercised within a period of 30 days. In case the Warrant holders do not exercise them within the accelerated 30-day period, the warrants will expire automatically.

In connection with the Unit Offering, the Company paid cash commissions aggregating $18,367 (CAD$22,397) and issued 149,310 Warrants to registered broker-dealers. The Warrants are subject to the same terms and conditions as

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the Warrants purchased by other subscribers in the Unit Offering.

Subscription Receipts

On June 15, 2021, the Company closed a non-brokered private placement by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) at a price of CAD$0.15 per Subscription Receipt for aggregate gross proceeds of $777,669 (CAD$969,131) (the “SR Offering”).

Each Subscription Receipt automatically entitled the holder thereof, without payment of any additional consideration and without further action on the part of the holder, to acquire one Subscription Receipt Unit (an “SR Unit”). Each SR Unit consists of one common share and one common share purchase warrant of the Company (each, an “SR Warrant”). Each SR Warrant entitles the holder to purchase an additional common share of the Company at a price of CAD$0.30 per common share, if exercised during the first year following the release from escrow, and at a price of CAD$0.60, if exercised during the second year following the release from escrow.

Until the escrow release conditions (including the listing of the Company’s common shares on a recognized stock exchange in Canada) were met in full, the Subscription Receipts, and the proceeds of the SR Offering were held in trust by an escrow agent appointed by the Company.

On November 18, 2021, the Company received a receipt for a final non-offering prospectus with the B.C. Securities Commission after which, having satisfied the escrow release conditions, the escrowed funds were released to the Company effective November 22, 2021, and an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration, into 6,460,872 common shares of the Company and 6,460,872 SR Warrants.

In connection with the SR Offering, the Company paid finders cash commissions totaling $34,258 and issued a total of 228,389 Finder’s Warrants on the same terms as the SR Warrants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies adopted by the Company have been described in the notes to the audited consolidated financial statements for the year ended January 31, 2021, and filed on May 3, 2021, as part of the Company’s Annual report on Form 10-K with the United States Securities and Exchange Commission.

New accounting standards and interpretations

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company's unaudited condensed interim financial statements. The Company intends to adopt the standards when they become effective. The Company has not yet determined the impact of these standards on its financial statements, but does not anticipate that the impact will be significant.

RISKS AND UNCERTAINTIES

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the common shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the common shares should not constitute a significant portion of an individual's investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should evaluate carefully the following risk factors associated with an investment in the common shares.

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The following risks and uncertainties could materially adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties not presently known to management of the Company or that are currently deemed immaterial may also impair the Company’s operations and financial condition.

Negative Operating Cash Flow

Mineral exploration and development are very expensive. During the nine-month period ended October 31, 2021, the Company earned no revenue while the net loss from operations totaled $627,484.

The Company’s operating expenses for the nine-month period ended October 31, 2021, totaled $555,648 (2020 - $149,357). These expenses were further increased by $69,918 (2020 - $57,446) in interest the Company accrued on its notes payable and $1,918 loss from foreign exchange fluctuation (2020 - $840). During the comparative nine-month period ended October 31, 2020, the net loss was in part reduced by reversal of $74,336 associated with reversal of old debt which exceeded the statute of limitation promulgated under Chilean Law and by $114,892 forgiveness of debt which resulted from a debt settlement agreement with the Company’s former legal representative in Chile.

As of October 31, 2021, the Company had $840,859 in cash on hand, of which $785,634 was held in trust until listing of the Company’s shares of the common stock on the CSE, which was completed subsequent to October 31, 2021, on November 25, 2021. Since inception, the Company has supported its operations through equity and debt financing and, to a minor extent, through option payments received on its option or joint venture agreements, and royalty payments from third-party vendors, who the Company allowed to mine its mineral claims. The Company’s ability to continue its operations, including exploring and developing its mineral properties, will depend on its ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns enough revenue to support its operations, which may never happen, the Company will continue to be dependent on loans and sales of its equity or debt securities to continue the development and exploration activities. If the Company do not find sources of financing as and when it needs them, the Company may be required to severely curtail, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception, on January 10, 2005, the Company has accumulated losses of $10,371,630. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources. The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Effects of COVID-19 Outbreak

In March of 2020, the World Health Organization declared an outbreak of COVID-19 a global pandemic. The COVID-19 outbreak has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the COVID-19 outbreak may impact the Company and its operations as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place world-wide to fight the spread of the virus. While the extent of the impact is unknown, the

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COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

Debt Owing to Related Parties

As of October 31, 2021, the Company owed $20,290 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties $1,371,541 on account of long-term notes payable and amounts due for services, which are payable on or after January 31, 2023. The Company does not have the cash resources to pay the long-term debt; therefore it may decide to partially pay these individuals by issuing shares of the Company’s common stock to them. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

Financing Risks

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or through the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties including:

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•Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;

•Availability and costs of financing;

•Ongoing costs of production; and

•Environmental compliance regulations and restraints.

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted in a cost-effective manner, it may not be able to find a ready market for its minerals. Many factors beyond the Company’s control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The Company cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

Mineral Exploration is Hazardous

The search for minerals is hazardous. In the course of exploration, development and production of mineral properties, the Company could incur liability or damages as it conducts its business due to the dangers inherent in mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance for these types of hazards, nor does it expect to obtain such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Government Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property.

The Company has no immediate or intermediate plans to process ore on any of the Properties

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for

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damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees with many companies possessing greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development business could have an adverse effect on the Company’s ability to acquire suitable properties or prospects for mineral exploration in the future.

Stress in the Global Economy

Negative fluctuations in a state of global economy may cause general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which may have a negative effect on the Company’s business, results of operations, financial condition and liquidity. The Company’s suppliers may not be able to supply it with needed raw materials on a timely basis, may increase prices or go out of business, which could result in the inability of the Company to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company’s operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company’s head office is in Canada and its mining operations are in Chile. Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt the Company’s exploration programs, cause it to lose its interests in its mineral claims, restrict the movement of funds, cause it to spend more than it expected, deprive it of contract rights or result in its operations being nationalized or expropriated without fair compensation, and could materially adversely affect the Company’s financial position or the results of its operations. If a dispute arises from the Company’s activities in Chile, the Company could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

Legal ownership of the claims included in the Company’s portfolio

The Company’s ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. While the Company takes steps it believes are necessary to maintain legal ownership of its claims, title to mineral claims may be invalidated for a number of reasons, including errors in the transfer history or acquisition of a claim the Company believed, after appropriate due diligence investigation, to be valid, but in fact, wasn’t. The Company takes a number of steps to protect the legal ownership of its claims,

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including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also reviews the mining bulletin regularly to determine whether other parties have staked claims over its ground. However, none of these steps guarantees that another party could not challenge the Company’s right to a claim. Any such challenge could be costly to defend and, if the Company lost its claim, its business and prospects would likely be materially and adversely affected.

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the common shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of common shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in U.S. dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its U.S. dollars. If the U.S. dollar declined significantly against the Canadian dollar or the Chilean peso, its U.S. dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Key Person Insurance

The Company does not maintain key person insurance on any of its directors or officers, and as result the Company would bear the full loss and expense of hiring and replacing any director or officer in the event the loss of any such persons by their resignation, retirement, incapacity, or death, as well as any loss of business opportunity or other costs suffered by the Company from such loss of any director or officer.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order

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to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

•Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

•No commissions or other extraordinary consideration will be paid to such directors and officers; and

•Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

Tax Issues

Income tax consequences in relation to the common shares will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in common shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all risks, and other risks may exist. The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s common shares.

CONTINGENCIES

There are no contingent liabilities.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com.